Exhibit 99.2

Itaú Corpbanca and subsidiaries As of and for the six-month periods ended June 30, 2019 and 2018

The financial information of Itaú Corpbanca as of and for the six-month periods ended June 30, 2019 and 2018 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras, or “SBIF”, currently Financial Market Commission, or “CMF”) dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by SBIF (currently “CMF”) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Jun’19	Jun’18
Total Loans			22,058,038	21,135,759
Total Assets			31,163,272	29,330,838

Deposits and other demand liabilities			4,416,783	4,148,966
Time deposits and other time liabilities			10,167,374	9,888,226
Interbank borrowings			2,284,729	2,346,109
Debt instruments issued			6,572,404	6,021,007

Equity			3,604,365	3,497,546
Total equity attributable to equity holders of the bank			3,377,074	3,270,559
Non-controlling interest			227.291	226.987

YTD CONSOLIDATED INCOME STATEMENT			With reclasification of Financial Hedges[1]

In Ch$ million	6M’19	6M’18	6M’19	6M’18
Net operating profit before provision for loan losses	562,795	607,903	576,222	579,741
Provisions for loan losses	(103,077)	(119,740)	(106,981)	(113,200)
Total operating expenses	(362,369)	(365,247)	(362,369)	(365,247)
Operating income (Loss)	97,349	122,916	106,872	101,294

Income from investments in companies	2,144	1,486	2,144	1,486
Operating income before income taxes	99,493	124,402	109,016	102,780
Income taxes	(12,754)	(23,067)	(22,277)	1,445
Consolidated income	86,739	101,335	86,739	101,335

Net income attributable to holders of the bank	80,857	100,697	80,857	100,697
Non-controlling interest	5,882	638	5,882	638

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisiones associated with loans in foreing currency.

This financial information shall be considered provisional until the official figures are published by the Financial Market Commission.

Roxana Zamorano Pozo	Manuel Olivares Rossetti
Chief Accounting Officer	Chief Executive Officer